[redacted]

10025769

S
ECOMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wm Smith & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Lincoln St, Suite 2545
(No. and Street)

Denver	Colorado	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William S. Smith (303) 831-9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, 16th Floor	Denver	Colorado	80202-3330
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm Smith & Co, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA J.M. SCHLIEBE NOTARY PUBLIC STATE OF COLORADO

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wm Smith & Company
Denver, Colorado

We have audited the accompanying statement of financial condition of Wm Smith & Company as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm Smith & Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

***HEIN** & ASSOCIATES LLP*

Denver, Colorado
February 12, 2010

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

ASSETS:	
Cash and cash equivalents	$ 650,287
Marketable securities owned	4,139,279
Non-marketable securities owned	496,434
Receivable from clearing organization	147,308
Accounts receivable – affiliate	307,840
Prepaid expenses	51,397
Deposits	12,996
Furniture and fixtures, net of accumulated depreciation of $194,049	29,801
TOTAL ASSETS	$ 5,835,342

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accrued liabilities	$ 297,707
Total liabilities	297,707
COMMITMENT AND CONTINGENCIES (Notes 2, 5 and 6)	
STOCKHOLDERS' EQUITY:	
Common stock, $.20 par value; 6,000,000 shares authorized, 50,000 shares issued and outstanding	10,000
Additional paid-in capital	86,500
Retained earnings	5,441,135
Total stockholders' equity	5,537,635
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,835,342

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE:	
Commissions	$ 2,292,532
Investment banking revenue	1,336,525
Total commissions and investment banking revenue	3,629,057
Investment gains	3,074,559
Other income	36,471
Total revenue	6,740,087
GENERAL AND ADMINISTRATIVE EXPENSES	3,619,468
INCOME FROM OPERATIONS	3,120,619
INCOME TAX EXPENSE	32,800
NET INCOME	$ 3,087,819

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balances, January 1, 2009	50,000	$ 10,000	$ 86,500	$ 3,510,626	$ 3,607,126
Distributions	–	–	–	(1,157,310)	(1,157,310)
Net income	–	–	–	3,087,819	3,087,819
Balances, December 31, 2009	50,000	$ 10,000	$ 86,500	$ 5,441,135	$ 5,537,635

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,087,819
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	28,033
Investment gains	(3,074,559)
Deferred income taxes	
Changes in operating assets and liabilities:	
Securities owned, net	313,251
Receivable from clearing organization	(52,384)
Accounts receivable – affiliate	(170,345)
Prepaid expenses	22,345
Deposits	31,250
Accrued liabilities	152,153
Net cash provided by operating activities	337,563
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture and fixtures	(17,622)
Net cash used in investing activities	(17,622)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(1,157,310)
Net cash used in financing activities	(1,157,310)
INCREASE IN CASH AND CASH EQUIVALENTS	(837,369)
CASH AND CASH EQUIVALENTS, beginning of year	1,487,656
CASH AND CASH EQUIVALENTS, end of year	$ 650,287
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for interest	$ 718
Cash paid for income taxes	$ 32,800

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Operations – Wm Smith & Company (an S Corporation) dba Wm Smith Securities (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1992 and became licensed as a broker/dealer and commenced operations in 1993. As a member of the Financial Industry Regulatory Authority (FINRA), the Company provides brokerage services to customers throughout the United States, and acts as an investment banker, both on a participating and primary basis, on securities public offerings and private placements.

During fiscal 2009, the Company's sole shareholder, at that time, transferred 51% of his ownership in the Company to three family members; which was not considered a change in control for financial reporting purposes. The Company notified FINRA of the change in ownership.

Cash Equivalents – The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned – Marketable securities owned are recorded at estimated fair value. The difference between cost and estimated fair value is recognized in income as investment gains or losses. Securities owned consist of equity securities of publicly traded companies as well as investments in private investment funds.

Securities not readily marketable may include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. The difference between cost and estimated fair value is recognized in income as investment gains or losses.

Generally, not readily marketable securities are stated at fair market value which is determined by an assessment of the individual holdings of the private investment fund or at cost, adjusted for earnings, which management believes approximates fair value. The fair value of private investment funds are based upon the market value of the portfolio of investments held or the value determined by the fund manager for new investment into the fund.

Furniture and Equipment – Depreciation is recognized on the straight-line method over the estimated useful lives of the assets of approximately five years. When assets are retired or otherwise disposed of, the property accounts are relieved of cost and accumulated depreciation and any resulting gain or loss is credited or charged to operations.

Income Tax – The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates and laws enacted as of the statement of financial condition date. Deferred tax expense represents the change in the deferred tax asset/liability balance.

NOTES TO FINANCIAL STATEMENTS

Effective January 1, 2006, Wm Smith Securities, Incorporated elected under the Internal Revenue Code to be taxed as an S Corporation and merged with Wm Smith & Company. In lieu of paying corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income.

The Company follows FASB ASC 740, *Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. For U.S. companies converting from a taxable C Corporation to a Subchapter S Corporation, a tax is imposed on any "built-in gain" recognized on the disposition of assets within 10 years from the date of conversion. As of December 31, 2009, all tax liabilities relating to built-in gains were realized upon the disposition of assets.

Commission and Investment Banking Revenue – All trades clear through an independent clearing broker. As such, the Company does not receive or deliver securities or funds for any of its customers. Security transactions and the related commission revenue and expense are recorded on the trade date. Investment banking revenue is earned when the related offering is completed, net of related expense. Investment banking revenue includes sales concessions, which are recorded on the settlement date.

Comprehensive Income – Comprehensive income represents all changes in stockholders' equity exclusive of transactions with owners, such as capital investments. There are no elements of comprehensive income other than net income for the year ended December 31, 2009.

Fair Value of Financial Instruments – The Company's financial instruments include cash equivalents, receivable from clearing organization and accrued liabilities. The carrying amounts approximate fair value due to their short maturities.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. The Company uses estimates in valuing its non-marketable securities owned as well as allocating shared expenses (see Notes 2, 3 and 4).

Recently Adopted Pronouncements – In June 2009, the Financial Accounting Standards Board (FASB) issued ASC 105, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (ASC 105). ASC 105 has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernment entities. It also modifies the GAAP hierarchy to include only two levels of GAAP; authoritative and non-authoritative. The Company adopted ASC 105 effective July 1, 2009. Pursuant to the provisions of ASC 105, the Company has updated references to GAAP in its financial statements issued for the period ended December 31, 2009. The adoption of ASC 105 did not have an impact on the Company's financial position, results of operations or cash flows.

The Company adopted the provisions of FASB ASC 740, *Accounting for Uncertainty in Income Taxes*, on January 1, 2009. The adoption of this statement did not have a material effect on the Company's financial position, results of operations or cash flows. The Company has not recorded any liabilities as of December 31, 2009 related to the adoption of this statement. Subsequent to adoption, there have been no changes to the Company's assessment of uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2009, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions. Furthermore, the Company is no longer subject to U.S. federal income tax examinations by the Internal Revenue service for tax years before 2006 and for state and local tax authorities for years before 2006. The Company's tax years of 2006 and forward are subject to examination by federal and state taxing authorities.

In May 2009, the FASB issued ASC 855, *Subsequent Events* (ASC 855), which provides guidance for management's assessment of subsequent events. An additional disclosure required by ASC 855 is to identify the 'as of' date of the subsequent event. ASC 855 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company's financial position or results of operations. Subsequent events have been evaluated through February 12, 2010, which is the date the financial statements were issued.

2. **RELATED PARTY TRANSACTIONS**:

Under an arrangement between the Company and Wm Smith Special Opportunities Research Company (WSSOR), a company under common control, WSSOR sells research products to customers who agree to place a specified level of security trades with the Company. WSSOR has its own research department. During the year ended December 31, 2009, the Company paid WSSOR $720,000 for research provided to the Company. Additionally, the Company received $155,685 in commission revenue from trades placed by customers of WSSOR.

The Company shares all of its employees with WSSOR. Direct and shared expenses paid by the Company on behalf of the WSSOR are billed back to WSSOR. Shared expenses between WSSOR and the Company are allocated to the Company based on management's best estimate of the proportionate benefit to WSSOR and the Company. The Company allocated to WSSOR shared expenses totaling $663,261 for the year.

As of December 31, 2009, amounts receivables from WSSOR totaled $307,840, which are reflected on the statement of financial condition under accounts receivable – affiliate.

3. **SECURITIES OWNED:**

Marketable securities owned consist of trading and investment securities at estimated market values as follows:

Corporate stocks	$ 4,058,226
Money market funds	81,053
	$ 4,139,279

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Generally, not readily marketable securities are stated at fair market value which is determined by an assessment of the individual holdings of the private investment fund or at cost, adjusted for earnings, which management believes approximates fair value. The fair value of private investment funds are based upon the market value of the portfolio of investments held or the value determined by the fund manager for new investment into the fund.

At December 31, 2009, these securities carried at estimated fair values consist of the following:

Limited partnerships	$ 75,110
Limited liability companies	371,324
Corporations	50,000
	$ 496,434

4. **FAIR VALUE MEASUREMENTS:**

The Company records certain of its assets and liabilities on the balance sheet at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company

is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

> Level 1 — Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
>
> Level 2 — Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.
>
> Level 3 — Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the fiscal year ended December 31, 2009, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

Marketable Securities Owned – The fair value of marketable securities owned is the market value based on quoted market prices for securities classified within Level 1 of the valuation hierarchy. Certain of the Company's marketable securities owned are classified within Level 3 due to the lack of observable pricing data.

Non-Marketable Securities Owned – The Company's non-marketable securities owned are carried at fair value and are generally classified within either Level 2 of the valuation hierarchy or within Level 3 if there is a lack of observable pricing data.

Valuation Hierarchy – The following table represents the Company's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2009:

Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities owned	$ 4,139,279	$ 3,723,200	$ –	$ 416,079
Non-marketable securities owned	496,434	–	75,110	421,324
Total	$ 4,635,713	$ 3,723,200	$ 75,110	$ 837,403

The following table represents the reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2009:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Non-Marketable Securities Owned
Beginning balance	$ 420,710
Total investment gains (losses) (realized/unrealized):	
Included in earnings	415,325
Purchases	1,368
Transfers out of Level 3	-
Ending balance	$ 837,403
The amount of total investment gains (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ 415,325

5. **MINIMUM NET CAPITAL REQUIREMENT**:

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance of 6 2/3% of aggregate indebtedness, as defined, or $100,000. At December 31, 2009, the Company had net capital of $3,449,230, which was $3,349,230 in excess of its required net capital of $100,000. The Company's aggregate indebtedness was approximately 8.6% of net capital at December 31, 2009.

6. **<u>CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK</u>:**

Credit risk represents the accounting loss that would be recognized at the reporting date if other parties failed to perform as contracted. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or other parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions described below. The credit risk amounts shown do not take into account the value of any collateral or security.

A geographic concentration exists because the Company's customers are generally located in Massachusetts, New York, and California. During fiscal 2009, one customer accounted for 35% of commissions and investment banking revenue. Financial instruments that subject the Company to credit risk are principally accounts receivable which consist primarily of commissions receivable on trades, amounts due within 90 days from closing on investment banking, and the accounts receivable – affiliate.

The Company maintains several cash accounts with several financial institutions. At times the balances in the accounts may exceed the balance insured by the Federal Deposit Insurance Corporation.

Wm SMITH & COMPANY
dba Wm Smith Securities

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL:	
Total stockholders' equity (from statement of financial condition)	$ 5,537,635
Total stockholders' equity qualified for net capital	$ 5,537,635
Deductions:	
Non-allowable assets:	
Non-marketable securities owned	496,434
Accounts receivable – affiliate	307,840
Furniture and fixtures	29,801
Haircuts on securities	1,189,937
Prepaid expenses	51,397
Deposits	12,996
	2,088,405
Net capital	$ 3,449,230
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 297,707
Percentage of aggregate indebtedness to net capital	8.6%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 19,847
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 3,349,230

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2009, does not differ materially from the above presentation.

Wm SMITH & COMPANY
dba Wm Smith Securities

SCHEDULE II

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(ii), since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Wm Smith & Company
Denver, Colorado

In planning and performing our audit of the financial statements of Wm Smith & Company (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 12, 2010

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

Wm Smith & Company
dba Wm Smith Securities

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2009
and Independent Auditor's Report
on Internal Control

SEC
Mail Processing
Section

FEB 26 2010

Washington DC
105

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045163 FINRA Dec
Wm Smith + Co
1700 Lincoln St 2545
Denver, Co 80203

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 7,331

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (7,256)

7/17/09 + 2/5/10
Date Paid

C. Less prior overpayment applied (75)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 75

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wm Smith + Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO/CCO
(Title)

Dated the 12 day of February, 2010

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Wm Smith & Company
1700 Lincoln St., Suite 2545
Denver, CO 80203

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Wm Smith & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wm Smith & Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Wm Smith & Company's management is responsible for the Wm Smith & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 12, 2010

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending ______, 20__ Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,187,527
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	23,529
(7) Net loss from securities in investment accounts.	
Total additions	23,529
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	88,977
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,148,541
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Gains on Partnership Investments	40,748
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 556	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	556
Total deductions	3,278,822
2d. SIPC Net Operating Revenues	$ 2,932,234
2e. General Assessment @ .0025	$ 7,331 (to page 1 but not less than $150 minimum)